UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MEDBOX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

584051D 100
(CUSIP Number)

Vincent Mehdizadeh
8439 W. Sunset Blvd., Suite 101
 West Hollywood, CA 90069
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

7/3/2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Vincent Chase, Incorporated
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
23,276,945 (1)

8. Shared Voting Power
-0-

9. Sole Dispositive Power
23,276,945 (1)

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
23,276,945 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
58.2% (2)
14. Type of Reporting Person
CO

 (1)  Includes 10,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of Series A Preferred Stock that are convertible into common stock at a ratio of one share of Series A Preferred Stock for five shares of common stock.
 (2)  Based on 30,011,580 shares of the Issuer’s common stock outstanding as of May 15, 2014.

1. Names of Reporting Persons.

PVM International, Inc.
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
3,073,053

8. Shared Voting Power
-0-

9. Sole Dispositive Power
3,073,053

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,073,053
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
10.2% (1)
14. Type of Reporting Person
CO

(1)  Based on 30,011,580 shares of the Issuer’s common stock outstanding as of May 15, 2014.

1. Names of Reporting Persons.

Vincent Mehdizadeh
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
26,349,998 (1)

8. Shared Voting Power
-0-

9. Sole Dispositive Power
26,349,998 (1)

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
26,349,998
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
65.9% (2)
14. Type of Reporting Person
IN

(1)     Includes 23,276,945 shares of the Issuer’s common stock beneficially owned by Vincent Chase, Incorporated (which includes 10,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of Series A Preferred Stock that are convertible into common stock at a ratio of one share of Series A Preferred Stock for five shares of common stock) and 3,073,053 shares held by PVM International, Inc.  Please see Item 5.
(2) Based on 30,011,580 shares of the Issuer’s common stock outstanding as of May 15, 2014.

ITEM 1.                      SECURITY AND ISSUER

This statement relates to the $0.001 par value common stock of Medbox, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 8439 West Sunset Blvd., Suite 101, West Hollywood, CA 90069.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) This statement is being jointly filed by Vincent Chase, Incorporated (“VCI”), PVM International, Inc. (“PVMI”) and Vincent Mehdizadeh.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Both VCI and PVMI are California corporations.

(b) The business address of each Reporting Person is 8439 West Sunset Blvd., Suite 101, West Hollywood, CA 90069.

(c) The principal business of VCI is as a holding company for securities beneficially owned by Vincent Mehdizadeh.  The principal business of PVMI is as a holding company for securities beneficially owned by Vincent Mehdizadeh.  The principal business of Vincent Mehdizadeh is as Founder and Senior Strategist of the Issuer.

(d) VCI and PVMI have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During 2005-2008, Vincent Mehdizadeh was the non-attorney manager for a law firm.  In 2008, the supervising attorney whom clients had retained to handle their legal matters retired and left clients without representation.  The department of consumer affairs of Los Angeles investigated the matter and decided to recommend prosecution against Mr. Mehdizadeh.  After a 15 count criminal complaint was filed in 2010, in order to avoid a trial and ongoing bad publicity, Mr. Mehdizadeh pled no-contest in 2013 to two counts of felony grand theft and admitted to an allegation of engaging in a pattern of related felony conduct involving takings in excess of $100,000. Under the terms of a negotiated plea agreement, Mr. Mehdizadeh received probation and was ordered to pay $450,000 in restitution, which payment Mr. Mehdizadeh has made.  Mr. Mehdizadeh accepted the terms of the plea that provided that once Mr. Mehdizadeh’s probation is complete, the record of the incident be deleted.

Except as set forth in this Item 2(d), Mr. Mehdizadeh has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Vincent Mehdizadeh is a citizen of the United States.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 3, 2014, 45,000 shares of common stock of the Issuer were returned to VCI pursuant to an agreement between the transferor and the Reporting Person. The shares had been transferred by the Reporting Person to the transferor conditional upon achievement of certain performance goals. The agreement required return of the shares if the performance goals were not achieved, and the transferor did not achieve those certain performance goals pursuant to the terms of the agreement.

Also on July 3, 2014, 280,000 shares of common stock of the Issuer were returned to VCI due to an amendment in the compensation for certain officers and directors of the Issuer that was to be paid on behalf of the Issuer, in shares of the common stock of the Issuer, by VCI.

ITEM 4.                      PURPOSE OF TRANSACTION

The Reporting Persons effected the acquisitions described above in Item 3 pursuant to the terms of the agreements also described above in Item 3.

The Reporting Persons do not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)
As of the date hereof, VCI beneficially owns 23,276,945 shares of the Issuer’s common stock (inclusive of 10,000,000 shares of the Issuer’s common stock issuable upon conversion of shares of Series A Preferred Stock that are convertible into common stock at a ratio of one share of Series A Preferred Stock for five shares of common stock), which represents approximately 58.2% of the Issuer’s total outstanding common stock.  As of the date hereof, PVMI beneficially owns 3,073,053 shares of the Issuer’s common stock, which represents approximately 10.2% of the Issuer’s total outstanding common stock.  Vincent Mehdizadeh is the control person of both VCI and PVMI, and he exerts sole voting and dispositive control over the securities held by both VCI and PVMI such that Mr. Mehdizadeh may be deemed to beneficially own 26,349,998 shares of the Issuer’s common stock, which represents approximately 65.9% of the Issuer’s total outstanding common stock.

(b)
All of VCI’s shares are held directly by VCI, and VCI may be deemed to hold sole voting and dispositive power over 23,276,945 shares of common stock of the Issuer beneficially owned by VCI.  All of PVMI’s shares are held directly by PVMI, and PVMI may be deemed to hold sole voting and dispositive power over 3,073,053 shares of common stock of the Issuer.   Mr. Mehdizadeh is the control person of both VCI and PVMI, and he exerts sole voting and dispositive control over the securities held by both VCI and PVMI.

(c)
On June 5, 2014, PVMI returned 30,000 shares to the Issuer in exchange for the Issuer's rights and claims attributable to or controlled by the Issuer as a result of the Issuer's transactions with Bio Tech Medical Software, Inc., and returned 30,000 shares to the Issuer in exchange for the Issuer's rights and claims attributable to or controlled by the Issuer as a result of the Issuer's transactions with those three certain stockholders of Medvend, Inc. known as Kaplan, Tartaglia and Kovan.

On June 13, 2014, PVMI sold 68,385 shares of restricted stock to existing accredited investor shareholders of the Issuer. This sale occurred for the seller to engage in tax planning activities.

On June 30, 2014, PVMI sold 1,200 shares of the Issuer’s common stock on the open market.

On July 3, 2014, VCI transferred 30,000 shares of the Issuer’s common pursuant to an agreement between the transferee and VCI. The shares had been transferred by VCI to the transferee conditional upon achievement of certain performance goals, which the transferee achieved pursuant to the terms of the agreement.

On July 7, 2014, VCI sold an aggregate of 54,357 shares of the Issuer’s common stock to existing, accredited investors of the Issuer in two private transactions.  In one transaction, VCI sold 11,500 shares for $18 per share, and in the other transaction, VCI sold 42,857 shares for $7 per share.

Other than the foregoing transactions and as described in Item 3, Vincent Mehdizadeh, VCI and PVMI have not effected any transaction in the common stock of the Issuer during the past sixty days.

(d)
To the best of the knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 26,349,998 shares of common stock of the Issuer reported in Item 5(a).

(e)	Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement between VCI, PVMI and Vincent Mehdizadeh.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2014
Date

VINCENT CHASE, INCORPORATED

By: /s/ Vincent Mehdizadeh
Vincent Mehdizadeh

PVM INTERNATIONAL, INC.

By: /s/ Vincent Mehdizadeh
Vincent Mehdizadeh

/s/ Vincent Mehdizadeh
Vincent Mehdizadeh